Seck & Associates LLC

February 22, 2012

Ms. Jennifer Thompson

Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D. C. 20549

Re:

SECURE NetCheckIn Inc.

Form 10-K for the Year Ended December 31, 2011

Filed April 2, 2012

File No. 333-173172

Dear Ms. Thompson:

This letter is in response to your comment letter dated February 8, 2013, to Brandi L. DeFoor, CEO of SECURE NetCheckIn Inc. (the “Company”) related to the company’s financial statements and related disclosures.

1.

We note your amended Form 10-K for the year ended December 31, 2011 and your amended Form 10-Q for the period ended September 30, 2011. Please file an Item 4.02 8-K regarding the non-reliance of previously issued financial statements. In doing so, please disclose the date of the conclusion regarding the non-reliance of your December 31, 2011 and September 30, 2011 financial statements, a brief description of the facts underlying the conclusion and a statement of whether your board of directors discussed the matters disclosed in this Item 4.01 8-K with your independent auditors. Given that you have already filed an amended December 31, 2011 Form 10-K and amended September 30, 2011 Form 10-Q, please indicate in your Item 4.02 8-K filing that the restated financial statements have been included in this 10-K and 10-Q. Please refer to Item 4.02(a) of the Form 8-K Official Text.

The Company will file an Item 4.02 8-K (i) regarding the non-reliance of previously issued financial statements and the date of the conclusion regarding the non-reliance of the facts underlying the conclusion; (ii) the disclosure of this information by the board to the Company’s independent auditors; and (iii) stating that the restated financial statements have been included in the September 30, 2011 amended 10-Q and the December 31, 2011 amended 10-K. The Company anticipates filing this 4.02 8-K on or before February 25, 2013;

Form 10-K/A for the Year Ended December 31, 2011

2.

Item 9A. Controls and Procedures, page 6

Please be advised that Item 9A requires separate, distinct disclosures for both Item 307 of Regulation S-K regarding disclosure controls and procedures and for Item 308 of Regulation S-K regarding internal controls over financial reporting. Please amend your Form 10-K for the following:

Please disclose management’s conclusion on whether your disclosure controls and procedures are effective or not effective at the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Your response to comment 4 of our letter dated October 5, 2012 indicated that you would include a statement that management is responsible for establishing and maintaining adequate internal control over financial reporting; however, you have not done so. Please revise. Refer to Item 308(a)(1) of Regulation S-K.

Please ensure that your reference to COSO, the framework used to evaluate the effectiveness of your internal control over financial reporting is made in conjunction with your discussion of internal control over financial reporting rather than with your discussion of disclosure controls and procedures. Refer to Item 308(a)(2) of Regulation S-K.

Please include a statement on whether your internal control over financial reporting is effective or not effective at the end of your fiscal year. Please be advised that because you have material weaknesses, you are not permitted to conclude that your internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

The Company will file an amendment to its 10-K/A for the period ending December 31, 2013, to address the issues set forth in this comment letter. The Company anticipates filing this amendment on or before February 27, 2013.

3.

Your response to comment 5 from our letter dated October 5, 2012 and your response to comment 2 from our letter dated November 16, 2011 suggested that you would disclose any change in your internal control over financial reporting occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting; however, you have not disclosed this information in your amended December 31, 2011 Form 10-K. Please amend your filing to include this information. Refer to Item 308(c) of Regulation S-K.

The Company will amend its December 31, 2011 10-K to disclose any change in the company’s

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Seck & Associates LLC

PO Box 24071 | Overland Park, KS 66283

Phone: 913.232.2270 |  Fax : 800.976.9425

info@seckassociates.com

business sales & acquisitions  |  financings  & creditor rights |  business & growth counseling  |  franchise formation  |  succession  planning

internal control over financial reporting occurred during its fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Very truly yours,

/s/ Sheila L. Seck

Sheila L. Seck

sseck@seckassociates.com

Direct 913.515.9296

Cc:

Brandi DeFoor, via email

Mark W. DeFoor, via email

SECURE NetCheckIn Inc.

February 22, 2012